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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                   FOCAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    343909107
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   343909107
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1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS
         PATRICOF & CO. VENTURES, INC. / 13-2647531
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) / /
                                                                    (b) / /
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

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                       5       SOLE VOTING POWER
                               -0-
                       ---------------------------------------------------------

      NUMBER OF
       SHARES          6       SHARED VOTING POWER
    BENEFICIALLY               1,591,509
      OWNED BY         ---------------------------------------------------------
        EACH           7       SOLE DISPOSITIVE POWER
      REPORTING                -0-
       PERSON          ---------------------------------------------------------
         WITH          8       SHARED DISPOSITIVE POWER
                               1,591,509
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,591,509
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10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                           / /

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         12.3%
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12       TYPE OF REPORTING PERSON (See Instructions)
         CO
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Item 1.    (a) Name of Issuer:

               FOCAL, INC.

           (b) Address of Issuer's Principal Executive Offices or, if none,
               Residence:

               4 MAGUIRE ROAD, LEXINGTON, MASS., 02173

Item 2.    (a) Name of Person Filing:

               PATRICOF & CO. VENTURES, INC.

           (b) Address of Principal Business Office or, if none, Residence:

               445 PARK AVENUE, NEW YORK, NY 10022

           (c) Citizenship:

               NEW YORK

           (d) Title of Class of Securities:

               COMMON STOCK

           (e) CUSIP Number:

               343909107

Item 3.    If this statement is being filed pursuant to Rule 13d-1(b), or

           13d-2(b), check whether the person filing is an:

           (a)[ ] Broker or Dealer registered under Section 15 of the Act

           (b)[ ] Bank as defined in section 3(a)(6) of the Act

           (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act

           (d)[ ] Investment Company registered under section 8 of the Investment Company Act

           (e)[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

           (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F)

           (g)[ ] Parent Holding Company, in accordance with 13d-1(b)(ii)(G) (Note: See Item 7)

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           (h)[ ] Group, in accordance with 13d-1(b)(1)(ii)(H)


Item 4.    Ownership:

           (a) Amount Beneficially Owned: 1,591,509*

           (b) Percent of Class: 12.3%

           (c) Number of Shares as to which such person has:

               (i)   sole power to vote or direct the vote - 0

               (ii)  shared power to vote or direct the vote - 1,591,509*

               (iii) sole power to dispose or direct the disposition of - 0

               (iv) shared power to dispose or direct the disposition of - 1,591,509*

                              *SEE RIDER A ATTACHED

Item 5.    Ownership of Five Percent or Less of a Class:

           NOT APPLICABLE

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           NOT APPLICABLE

Item 7.    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

           NOT APPLICABLE

Item 8.    Identification and Classification of Members of the Group

           NOT APPLICABLE

Item 9.    Notice of Dissolution of Group

           NOT APPLICABLE

Item 10.   Certification


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           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 PATRICOF & CO. VENTURES, INC.


                                                 BY: /s/ Alan Patricof
                                                     -------------------------
Dated: January 28, 1998                              Alan Patricof
                                                     Co-Chairman


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                                     RIDER A

AS OF DECEMBER 31, 1997, PATRICOF & CO. VENTURES, INC. ("PATRICOF") MAY BE DEEMED TO BE THE BENEFICIAL OWNER OF 1,072,833 SHARES OF COMMON STOCK (8.3%) OWNED BY APA EXCELSIOR IV, L.P., A DELAWARE LIMITED PARTNERSHIP ("EXCELSIOR IV"), 189,323 SHARES OF COMMON STOCK (1.5%) OWNED BY APA EXCELSIOR IV/OFFSHORE, L.P., A CAYMAN ISLANDS LIMITED PARTNERSHIP ("OFFSHORE"), 309,460 SHARES OF COMMON STOCK (2.4%) OWNED BY THE P/A FUND, L.P. A PENNSYLVANIA LIMITED PARTNERSHIP ("P/A") AND 19,893 SHARES OF COMMON STOCK (0.1%) OWNED BY PATRICOF PRIVATE INVESTMENT CLUB, L.P., A DELAWARE LIMITED PARTNERSHIP EACH OF SUCH ENTITIES IS MANAGED OR ADVISED BY PATRICOF AND, AS SUCH, PATRICOF MAY BE DEEMED TO HAVE SHARED VOTING AND DISPOSITIVE POWER WITH THE GENERAL PARTNERS OF EACH PARTNERSHIP WITH RESPECT TO 1,591,509 SHARES OF COMMON STOCK.